Broadway Precision Company Limited
Employment Contract	Page: 1

Mr. Sze-To Kin Sun	28th Mar 2013

Employment Contract

We are writing to confirm, for the sake of good record, the terms of your employment as follows:

1.	Position	:	General Manager

2.	Commencement of	:	from 1st April 2013
Employment

3.	Duties	:	responsible for overall management and corporate development of the Company. You have agreed to serve the Company to the best of your skill and ability and observe the rules and regulations of the Company in force from time to time.

4.	Probation Period	:	Not applicable.

5.	Termination	:	Unless otherwise stated, either party may terminate the contract of employment in the following manner:

Upon giving three (3) months’ advance notice in writing or three months’ salary in lieu of notice to the other party.

PROVIDED ALWAYS that no notice or payment in lieu of notice will be required from the Company if your employment is being terminated summarily pursuant to section 9 of the Employment Ordinance (Cap. 57).

6.	Place(s) of Work		At the principal place of business of the Company, presently located at Unit 2101 Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our manufacturing plants in the PRC. That said, you may be required to travel across the border from time to time and/or to station at the factory premises of the Company or any of its subsidiaries or associated companies in the discharge of your duties.

Broadway Precision Company Limited
Employment Contract	Page: 2

7.	Hours of Work	:	Monday to Friday, from 9:00 a.m. to 6:00 p.m.
(inclusive of one (1) hour lunch break)

Saturday, from 9:00a.m. to 1:00p.m.

8.	Best of Efforts	:	You are required to devote your best efforts and attention to your employment loyally, honestly and strictly follow all instructions from time to time given to you by your supervisors in carrying out your duties. You are not permitted to be engaged in any other employment, freelance work or business unless you have obtained the Company’s prior written consent.

9.	Monthly Salary/Wages	:	Fixed at HK$120,000 per calendar month (inclusive of your employee’s mandatory provident fund contribution) payable monthly in arrears. On a no obligation basis and at the Company’s sole discretion, your salary will reviewed annually but the extent of salary increment; if any, will be based upon your competence, performance and diligence, among other things.

10.	Payment of wages	:	On the 5th day of each calendar month.

11.	Paid Annual Leave	:	You are entitled to have 21 days annual leave with pay.

12.	Other Holidays	:	You are not required to work on statutory holidays and rest days.

13.	MPF	:	Employee's contribution and employer's share of contribution will be deducted and paid in accordance with the requirements specified in the Mandatory Provident Fund Schemes Ordinance.

Broadway Precision Company Limited
Employment Contract	Page: 3

14.	Confidentiality	:	You shall not (except as authorized) directly or indirectly reveal or disclose by whatever means to any person(s) or corporation(s) any of the trade secrets, confidential operations, processes or dealings or any information or documents concerning the organization, business finances, transactions or affairs of the Company and our holding company and any of its subsidiaries and associated companies (hereinafter collectively referred to as "Plastec group of companies") or any information or documents concerning the activities of their client(s) and any other confidential information which you may receive or obtain in relation to their respective affairs acquired during the continuance of your employment. You shall also keep with complete secrecy all confidential information entrusted to you or otherwise came to your knowledge during the term of your employment with us. You shall not use or attempt to use any such information directly or indirectly by any means and in any manner which may likely injure or cause loss, either directly or indirectly, to the Plastec group of companies and/or their businesses. This undertaking on your part shall continue to apply after the termination of your employment without limit in point of time.

Broadway Precision Company Limited
Employment Contract	Page: 4

15.	Work Arrangements	:	Work arrangements in times of typhoons (signal no.8 or above) and black rainstorm warnings are set out below:

Status of signal no.8 or above	Arrangements
Signal is hoisted before working hours	You are not required to report for duty.

Signal is hoisted during working hours	You shall be released.

Signal is lowered at or before noon on weekdays	You shall return to work as soon as practicable within the next two (2) hours.

Status of black rainstorm warning	Arrangements
Warning is in force before working hours	You shall stay at home until the warning is lowered.

Warning is in force during working hours	You shall continue your duties if you are working in the office.

Outdoor work (if any) in exposed areas shall be suspended as far as practicable.

Warning is lowered at or before noon on weekdays	You should return to workplace and resume duties as soon as practicable within the next two (2) hours.

16.	Governing Law	:	Hong Kong

17.	Miscellaneous	:	You are entitled to all other rights, benefits or protection under the Employment Ordinance, the Employees’ Compensation Ordinance and any other relevant Ordinances. Further that a Medical Insurance Package would be provided by the company or its group members.

Broadway Precision Company Limited
Employment Contract	Page: 5

 If you find the above terms and conditions are in order, please confirm your agreement and acknowledgment of the same by signing the duplicated copies of this letter and thereafter return a copy to us.

Yours sincerely,

For and on behalf of
Broadway Precision Company Limited	Agreed and acknowledged by:
/s/ Ho Leung Ning	/s/ Kin Sun Sze-To
Director	Sze-To Kin Sun
Date: March 28, 2013	Date: March 28, 2013